STATEMENT OF INVESTMENTS
Dreyfus Premier International Equity Fund
June 30, 2008 (Unaudited)

Common Stocks--97.5%	Shares	Value ($)
Australia--5.8%		
Bendigo and Adelaide Bank	143,950	1,508,320
BHP Billiton	153,613	6,435,332
Computershare	166,861	1,473,249
Dexus Property Group	619,132	819,075
Incitec Pivot	4,832	856,959
Sonic Healthcare	53,990	753,074
Telstra	373,820	1,519,462
Westpac Banking	28,764	551,494
		13,916,965
Austria--2.1%		
Erste Bank der Oesterreichischen Sparkassen	17,900	1,114,346
OMV	18,820	1,477,415
Raiffeisen International Bank-Holding	8,890	1,136,129
Voestalpine	16,516	1,356,094
		5,083,984
Belgium--1.9%		
Colruyt	7,230	1,910,348
Delhaize Group	22,990	1,547,411
Groupe Bruxelles Lambert	9,850	1,172,589
		4,630,348
Denmark--.7%		
Carlsberg, Cl. B	8,249	796,757
Danske Bank	27,400	792,509
		1,589,266
France--9.4%		
AXA	56,100	1,665,847
BNP Paribas	29,967	2,714,836
Cap Gemini	32,519	1,916,918
Casino Guichard Perrachon	13,783	1,562,452
CNP Assurances	6,220	702,754
France Telecom	45,408	1,337,632
Lafarge	6,863	1,052,347
Scor	64,430	1,476,998
Suez	45,840	3,120,763
Total	58,262	4,971,818
Ubisoft Entertainment	10,303 a	904,031
Unibail-Rodamco	5,018	1,160,759
		22,587,155
Germany--9.6%		
BASF	34,916	2,408,948
Bayer	23,160	1,949,387
Bayerische Motoren Werke	35,540	1,709,461
Daimler	37,516	2,320,163
Deutsche Bank	12,540	1,082,941
E.ON	21,600	4,358,157
Linde	11,125	1,564,163
MAN	12,040	1,336,619
Merck	6,563	932,981
Muenchener Rueckversicherungs	6,976	1,222,014
RWE	7,450	941,074
Salzgitter	5,461	1,000,819
Siemens	9,830	1,091,431
ThyssenKrupp	18,600	1,167,881
		23,086,039

Greece--.7%

Alpha Bank	53,030	**1,603,073**

Hong Kong--2.2%

Esprit Holdings	175,000	1,817,949
Hang Seng Bank	68,700	1,449,376
Hysan Development	256,000	702,607
Wharf Holdings	303,900	1,272,543
		5,242,475

Ireland--1.3%

Allied Irish Banks	76,800	1,184,878
Anglo Irish Bank	99,400	946,831
Kerry Group, Cl. A	33,119	983,965
		3,115,674

Italy--3.3%

Banca Popolare di Milano Scarl	43,200	405,378
Buzzi Unicem	28,281	707,982
Enel	214,900	2,048,713
ENI	55,560	2,061,828
Fondiaria-SAI	29,100	963,983
Prysmian	72,439	1,836,237
		8,024,121

Japan--19.8%

Aisin Seiki	22,800	747,224
Bank of Kyoto	113,700	1,187,487
Canon	33,900	1,743,128
Daihatsu Motor	168,000	1,923,888
Gunma Bank	150,000	998,729
Hitachi Chemical	41,200	851,665
Hokuhoku Financial Group	254,700	738,782
Hosiden	44,800	953,506
INPEX Holdings	61	769,789
Isuzu Motors	448,000	2,155,935
JFE Holdings	14,700	740,641
KDDI	191	1,179,978
Kenedix	544	666,007
KK daVinci Holdings	1,357 a	929,076
Konami	20,900	730,226
Konica Minolta Holdings	56,000	945,595
Marubeni	275,400	2,300,511
Mitsubishi Tanabe Pharma	59,000	771,220
Mitsubishi UFJ Financial Group	96,400	854,286
Mitsui & Co.	119,200	2,632,425
Mitsui OSK Lines	139,600	1,989,121
Nikon	43,700	1,275,792
Nintendo	7,500	4,230,824
Nippon Yusen	211,000	2,028,827
Resona Holdings	617	947,130
Seiko Epson	29,700	816,726
SFCG	7,300	868,974
Shionogi & Co.	39,000	769,459
Shizuoka Bank	69,600	710,518
Sony	46,000	2,010,077
Sumitomo Electric Industries	144,400	1,833,133
Takeda Pharmaceutical	23,300	1,184,913
Toppan Printing	167,800	1,847,325
Tosoh	166,000	678,476
Toyo Engineering	62,000	398,795
Toyota Motor	44,900	2,118,463
		47,528,651

Luxembourg--.3%		
ArcelorMittal	7,730	**764,310**
Netherlands--3.3%		
Aalberts Industries	49,540	935,983
European Aeronautic Defence and Space	65,427	1,240,264
ING Groep	76,034	2,424,770
Koninklijke BAM Groep	62,641	1,108,551
Koninklijke DSM	15,070	886,680
KONINKLIJKE KPN	79,216	1,359,471
		7,955,719
Norway--1.2%		
DNB NOR	83,400	1,061,085
StatoilHydro	46,350	1,728,160
		2,789,245
Spain--4.2%		
Banco Santander	150,460	2,764,537
Corporacion Financiera Alba	19,163	1,128,105
Mapfre	131,400	628,926
Repsol	33,580	1,323,342
Telefonica	129,260	3,435,319
Union Fenosa	12,820	747,231
		10,027,460
Sweden--1.8%		
Alfa Laval	139,150	2,166,114
NCC, Cl. B	69,100	1,041,242
Nordea Bank	81,700	1,127,327
		4,334,683
Switzerland--7.6%		
Baloise Holding	15,620	1,645,257
Lonza Group	7,553	1,047,682
Nestle	112,030	5,062,214
Novartis	63,925	3,519,927
Roche Holding	17,814	3,208,630
Swatch Group	4,730	1,181,863
Swiss Life Holding	4,540 [a]	1,213,274
Zurich Financial Services	5,430	1,389,991
		18,268,838
United Kingdom--22.3%		
Amlin	286,021	1,427,116
Anglo American	14,830	1,041,541
AstraZeneca	46,980	2,004,405
Aviva	105,810	1,055,887
Barclays	144,640	839,808
BP	434,220	5,044,494
British American Tobacco	93,468	3,237,543
Charter	66,520	1,152,059
Cookson Group	90,995	1,137,324
Dairy Crest Group	88,680	582,898
Dana Petroleum	24,593 [a]	930,718
De La Rue	63,571	1,130,109
Greene King	101,300	901,924
HBOS	182,080	1,000,978
HBOS(Rights)	72,832 [a]	15,595
Imperial Tobacco Group	65,370	2,436,157
Land Securities Group	39,700	974,214
National Grid	118,200	1,555,046
Prudential	59,744	634,270
Royal Bank of Scotland Group	410,070	1,756,101
Royal Dutch Shell, Cl. A	13,900	571,172

Royal Dutch Shell, Cl. B	91,300	3,673,459
RSA Insurance Group	394,233	986,270
Scottish & Southern Energy	45,300	1,265,928
Shire	41,938	687,898
Stagecoach Group	256,598	1,431,081
Standard Chartered	47,620	1,356,371
Thomas Cook Group	346,290	1,614,020
Tullet Prebon	79,140	677,825
Vedanta Resources	17,525	763,414
Vodafone Group	1,584,080	4,706,016
WM Morrison Supermarkets	199,905	1,060,148
WPP Group	324,770	3,132,554
Xstrata	32,420	2,598,508
		53,382,851
Total Common Stocks		
(cost $249,372,857)		**233,930,857**

Preferred Stocks--.8%

Germany		
Fresenius		
(cost $1,492,489)	23,330	**2,015,488**

Other Investment--.2%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $590,000)	590,000 [b]	**590,000**

Total Investments (cost $251,455,346)	**98.5%**	**236,536,345**
Cash and Receivables (Net)	**1.5%**	**3,224,286**
Net Assets	**100.0%**	**239,760,631**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $251,455,346.

Net unrealized depreciation on investments was $14,919,001 of which $13,374,285 related to appreciated investment securities

and $28,293,286 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

100-924-24

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation at 6/30/2008 ($)
Buys:				
Japanese Yen,				
Expiring 7/2/2008	27,122,933	256,360	255,430	(930)
Swiss Franc,				
Expiring 7/1/2008	246,025	240,988	240,835	(153)
Sells:				
British Pound,				
Expiring 7/1/2008	(437,146)	869,483	870,722	(1,239)
Japanese Yen,				
Expiring 7/1/2008	(120,706,069)	1,135,096	1,136,753	(1,657)
Total				**(3,979)**

STATEMENT OF INVESTMENTS
Dreyfus Premier International Small Cap
June 30, 2008 (Unaudited)

Common Stocks--95.6%	Shares	Value ($)
Australia--6.0%		
Ansell	35,000	310,700
Australian Worldwide Exploration	127,190 a	507,233
CFS Retail Property Trust	252,390	447,616
Computershare	88,065	777,543
Flight Centre	38,983	622,978
Goodman Fielder	184,810	248,922
Incitec Pivot	5,731	1,016,398
Just Group	81,231	242,183
PanAust	467,305 a	456,943
Sims Group	18,310	731,782
Tishman Speyer Office Fund	342,977	450,451
		5,812,749
Belgium--1.9%		
Ackermans & van Haaren	3,801	384,864
Bekaert	2,380	367,414
Colruyt	1,800	475,605
Tessenderlo Chemie	11,036	587,646
		1,815,529
Canada--8.0%		
Astral Media	16,200	508,861
Cogeco Cable	15,920	577,660
Crescent Point Energy Trust	17,816	705,512
Emera	26,300	595,019
Gerdau Ameristeel	31,720	612,196
Laurentian Bank of Canada	14,800	608,720
Major Drilling Group International	8,650 a	424,144
Oilexco	31,400 a	599,239
Petrobank Energy & Resources	5,800 a	302,599
Rothmans	18,280	485,817
Sherritt International	47,404	713,594
Solana Resources	76,200 a	424,454
Thompson Creek Metals	21,222 a	414,575
Trinidad Drilling	26,070	365,599
Westjet Airlines	31,750 a	425,637
		7,763,626
Finland--1.6%		
Elisa	14,400	302,220
Konecranes	20,250	838,516
Wartsila	6,590	414,508
		1,555,244
France--8.1%		
Arkema	5,300	299,572
Cap Gemini	13,215	778,993
CNP Assurances	6,460	729,870
Eramet	469	465,943
Fonciere des Regions	2,983	365,396
Ingenico	18,010	630,920
International Metal Service	10,546	356,991
Ipsen	10,747	549,922
Ipsos	10,300	335,528
Publicis Groupe	21,150	685,309
Rallye	9,138	537,369

SEB	7,180	421,548
Technip	4,400	407,274
Teleperformance	18,479	681,972
Ubisoft Entertainment	3,121 a	273,850
Wendel	3,570	363,104
		7,883,561
Germany--6.8%		
Continental	6,802	699,006
Demag Cranes	11,758	560,742
Deutsche Euroshop	14,815	567,045
Deutsche Lufthansa	13,288	286,623
Epcos	25,467	420,213
Hannover Rueckversicherung	7,540	372,168
K+S	487	280,864
KUKA	20,200	656,117
Lanxess	13,960	573,223
MAN	4,600	510,669
Salzgitter	2,641	484,007
Stada Arzneimittel	6,730	483,394
Tognum	26,705	719,825
		6,613,896
Greece--1.5%		
Alapis Holding Industrial and Commercial	178,505	489,024
Folli-Follie	20,340	473,962
Sarantis	25,424	452,327
		1,415,313
Hong Kong--2.4%		
Hysan Development	167,000	458,341
Industrial and Commercial Bank of China .	154,000	415,749
Neo-China Land Group Holdings	962,100	438,033
Peace Mark Holdings	568,000	394,826
Wing Hang Bank	46,800	620,019
		2,326,968
Ireland--1.5%		
DCC	13,881	345,309
Greencore Group	71,560	214,858
IAWS Group	14,550	364,243
Paddy Power	17,057	534,424
		1,458,834
Italy--4.5%		
ACEA	19,939	379,542
Benetton Group	32,124	376,046
Brembo	45,800	476,071
Buzzi Unicem	19,069	477,371
Fondiaria-SAI	11,700	387,581
Milano Assicurazioni	65,230	334,038
Prysmian	31,850	807,357
Recordati	49,770	388,277
Terna Rete Elettrica Nazionale	166,663	705,866
		4,332,149
Japan--14.0%		
Air Water	32,700	384,941
Dena	49	288,873
Hisamitsu Pharmaceutical	21,200	922,390
Hitachi Capital	28,800	463,794
Hogy Medical	8,006	405,634
Hosiden	34,400	732,156
IT Holdings	15,400 a	309,639

Japan Aviation Electronics Industry	35,000	306,211
Keihin	18,800	284,873
Kinden	47,000	474,050
Kintetsu World Express	11,400	291,482
KK daVinci Holdings	523 a	358,074
Koito Manufacturing	29,000	402,835
Kuroda Electric	39,100	581,796
Micronics Japan	11,300	407,581
Nippon Denko	28,300	326,482
Nippon Sheet Glass	56,900	281,325
Nippon Synthetic Chemical Industry	77,500	393,394
Nissha Printing	8,600	494,853
NSD	18,300	207,671
Ohara	19,600	349,970
Onward Holdings	36,000	378,019
Pacific Metals	29,000	237,877
RISA Partners	232	353,948
Sanken Electric	56,000	331,723
SKY Perfect JSAT Holdings	1,106	450,483
Tadano	62,900	675,885
Toho Pharmaceutical	24,500	471,842
Tokai Rika	30,100	622,211
Tosoh	80,000	326,977
Ube Industries	86,300	305,587
Yamaguchi Financial Group	59,600	825,088
		13,647,664
Netherlands--4.6%		
AerCap Holdings	15,900 a	200,817
Core Laboratories	3,360 a	478,296
Fugro	6,110	521,881
Imtech	17,109	402,175
Koninklijke BAM Groep	29,005	513,298
Koninklijke DSM	10,120	595,435
Nutreco Holding	8,390	564,186
OPG Groep	17,800	381,144
Smit Internationale	4,444	433,807
SNS Reaal	18,877	366,460
		4,457,499
Singapore--1.0%		
CapitaCommercial Trust	308,000	432,384
Singapore Petroleum	56,700	275,051
Straits Asia Resources	117,000	303,561
		1,010,996
South Korea--3.9%		
CJ Home Shopping	6,534	428,500
Daegu Bank	33,140	440,367
Digitech Systems	12,801 a	245,361
Forhuman	1 a	9
Honam Petrochemical	3,840	273,853
Hyundai Marine & Fire Insurance	16,600	361,818
Korea Zinc	2,077	283,936
LG Fashion	16,030	436,743
LG Telecom	55,810	423,090
Pusan Bank	38,380	513,666
SFA Engineering	6,210	394,785
		3,802,128
Spain--4.4%		
Corporacion Financiera Alba	9,668	569,145

Laboratorios Almirall	26,852	583,004
Mapfre	140,500	672,482
Prosegur, CIA de Seguridad	10,910	473,922
Solaria Energia y Medio Ambiente	24,204 a	348,689
Tubacex	48,910	588,331
Union Fenosa	17,670	1,029,920
		4,265,493
Sweden--2.3%		
Castellum	51,800	494,566
NCC, Cl. B	26,400	397,812
Peab	66,800	458,093
SAAB, Cl. B	27,400	691,546
Trelleborg, Cl. B	12,000	181,322
		2,223,339
Switzerland--6.3%		
Baloise Holding	4,561	480,411
Clariant	36,103	366,490
Galenica	878	309,842
Holcim	5,514	446,658
Kaba Holding, Cl. B	1,244	378,723
Kuoni Reisen Holding	1,278	614,573
Lonza Group	4,096	568,159
PSP Swiss Property	9,072	539,054
Sulzer	2,984	378,860
Swatch Group	1,430	357,308
Swiss Life Holding	2,806 a	749,878
Syngenta	2,800	910,675
		6,100,631
United Kingdom--16.8%		
Aegis Group	249,967	536,479
Aggreko	42,270	618,411
Amlin	75,561	377,014
Ashmore Group	144,578	623,467
Aveva Group	20,937	642,226
Balfour Beatty	55,100	466,438
Beazley Group	169,591	375,799
Cattles	67,600	180,428
Charter	35,670	617,768
Cookson Group	45,000	562,444
Croda International	34,280	436,992
Dairy Crest Group	63,380	416,600
Dana Petroleum	23,308 a	882,087
De La Rue	27,171	483,022
Greene King	60,200	535,990
Henderson Group	199,326	436,727
Inchcape	72,170	459,283
Interserve	86,890	799,585
Jardine Lloyd Thompson Group	48,280	364,228
John Wood Group	54,498	536,784
Keller Group	21,308	265,262
N. Brown Group	100,378	365,883
Petrofac	35,540	522,782
Punch Taverns	35,740	222,819
QinetiQ	156,320	642,965
Southern Cross Healthcare	42,475	109,984
Spectris	33,175	472,135
Speedy Hire	18,000	204,721
Spirent Communications	315,310 a	411,369

Stagecoach Group		92,593	516,404
Thomas Cook Group		149,390	696,290
Tui Travel		98,368	401,662
Tullet Prebon		45,508	389,771
Vedanta Resources		10,410	453,474
WSP Group		32,180	337,151
			16,364,444
Total Common Stocks			
(cost $96,190,128)			**92,850,063**

Preferred Stocks--1.0%

Germany

Fresenius

(cost $682,146)		11,100	**958,933**
Total Investments (cost $96,872,274)		**96.6%**	**93,808,996**
Cash and Receivables (Net)		**3.4%**	**3,339,628**
Net Assets		**100.0%**	**97,148,624**

a   Non-income producing security.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $96,872,274.
Net unrealized depreciation on investments was $3,063,278 of which $7,161,763 related to appreciated investment securities
and $10,225,041 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
MSCI Pan Euro	38	1,175,048	September 2008	**9,393**

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ Depreciation at 6/30/2008 ($)
Sells:				-
British Pounds,				-
Expiring 07/02/2008	249,296	497,370	496,556	814
Euro,				-
Expiring 07/01/2008	12,319	19,406	19,396	10
Euro,				-
Expiring 07/02/2008	671,642	1,059,851	1,057,471	2,380
Swedish Krona,				-
Expiring 07/02/2008	416,535	69,376	69,164	212
Swiss Franc,				-
Expiring 07/02/2008	249,964	245,496	244,691	805
Total				**4,221**

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Equity Fund
June 30, 2008 (Unaudited)

Common Stocks--97.9%	Shares	Value ($)
Consumer Discretionary--13.8%		
AnnTaylor Stores	31,890 a	764,084
Foot Locker	46,790	582,536
Gentex	39,330 b	567,925
Harman International Industries	14,860	615,055
Hearst-Argyle Television	18,790 b	360,768
Hillenbrand	14,470	309,658
JoS. A. Bank Clothiers	19,180 a,b	513,065
MDC Holdings	19,920	778,075
Meredith	15,490 b	438,212
New York Times, Cl. A	41,200 b	634,068
NVR	1,380 a,b	690,110
OfficeMax	33,600	467,040
Panera Bread, Cl. A	14,760 a,b	682,798
Regis	20,080	529,108
Saks	24,700 a,b	271,206
Tenneco	30,810 a,b	416,859
Tractor Supply	10,180 a,b	295,627
Williams-Sonoma	30,170 b	598,573
Zale	30,930 a,b	584,268
		10,099,035
Consumer Staples--5.5%		
BJ's Wholesale Club	20,470 a,b	792,189
J.M. Smucker	14,850	603,504
Longs Drug Stores	33,900 b	1,427,529
Ralcorp Holdings	23,900 a,b	1,181,616
		4,004,838
Energy--7.7%		
Dril-Quip	7,770 a	489,510
Global Industries	27,670 a	496,123
Key Energy Services	36,180 a	702,616
Oil States International	9,600 a	609,024
Patterson-UTI Energy	15,560	560,782
Penn Virginia	10,120 b	763,250
Tidewater	12,140 b	789,464
Unit	14,900 a	1,236,253
		5,647,022
Exchange Traded Funds--4.2%		
iShares Russell 2000 Value Index Fund	22,000	1,401,840
Midcap SPDR Trust Series 1	11,350	1,688,880
		3,090,720
Financial--21.4%		
Alexandria Real Estate Equities	7,410 b	721,289
Aspen Insurance Holdings	20,720	490,442
Assured Guaranty	22,730 b	408,912
BancorpSouth	22,140 b	387,228
BioMed Realty Trust	18,010	441,785
City National	16,190	681,113
Commerce Bancshares	12,760 b	506,062
Conseco	61,320 a,b	608,294
Cullen/Frost Bankers	18,550	924,718
Fidelity National Financial, Cl. A	36,310 b	457,506
First American	15,280	403,392
FirstMerit	41,030 b	669,199

Hanover Insurance Group	19,900	845,750
Health Care REIT	19,830 b	882,435
Jefferies Group	21,620 b	363,648
Jones Lang LaSalle	4,750	285,903
LaSalle Hotel Properties	17,630 b	443,042
Lexington Realty Trust	33,630 b	458,377
Philadelphia Consolidated Holding	26,930 a	914,812
Piper Jaffray	16,390 a,b	480,719
Protective Life	22,820	868,301
Raymond James Financial	21,960 b	579,524
Redwood Trust	30,900 b	704,211
Synovus Financial	52,130 b	455,095
Washington Federal	33,490 b	606,169
Whitney Holding	19,480 b	356,484
Wilmington Trust	25,430 b	672,369
		15,616,779

Health Care--9.3%

Amedisys	11,340 a	571,763
Charles River Laboratories International	18,390 a,b	1,175,489
Hill-Rom Holdings	14,470	390,401
Invitrogen	16,360 a	642,294
K-V Pharmaceutical, Cl. A	7,890 a,b	152,514
Magellan Health Services	15,440 a	571,743
MDS	28,410 a	460,242
Medicines	24,400 a	483,608
Medicis Pharmaceutical, Cl. A	16,530 b	343,493
Pediatrix Medical Group	23,990 a	1,181,028
PerkinElmer	28,050	781,193
		6,753,768

Industrial--15.0%

Alliant Techsystems	3,650 a,b	371,132
Brink's	17,650	1,154,663
Ceradyne	2,650 a	90,895
Clean Harbors	13,640 a	969,258
Corrections Corp. of America	32,100 a	881,787
Curtiss-Wright	22,640 b	1,012,914
Esterline Technologies	12,510 a	616,243
Granite Construction	24,280	765,548
Heartland Express	49,450 b	737,300
Landstar System	7,480	413,046
Monster Worldwide	23,070 a,b	475,473
MSC Industrial Direct, Cl. A	14,770	651,505
Steelcase, Cl. A	48,310 b	484,549
Thomas & Betts	9,830 a	372,066
Triumph Group	7,730	364,083
URS	13,550 a	568,694
Waste Connections	30,850 a	985,041
		10,914,197

Information Technology--11.1%

Aspen Technology	27,220 a	362,026
Comtech Telecommunications	10,390 a	509,110
Cymer	14,520 a,b	390,298
Electronics for Imaging	49,460 a	722,116
Foundry Networks	9,460 a,b	111,817
Hewitt Associates, Cl. A	18,750 a	718,688
MKS Instruments	21,100 a	462,090
NETGEAR	24,250 a,b	336,105
NeuStar, Cl. A	24,110 a	519,812
Novellus Systems	25,890 a,b	548,609
Parametric Technology	31,980 a	533,107

SRA International, Cl. A	25,030 a	562,174
Sybase	37,760 a	1,110,899
Teradyne	58,700 a	649,809
Varian Semiconductor Equipment		
Associates	15,460 a,b	538,317
		8,074,977
Materials--3.0%		
Ashland	11,190	539,358
Louisiana-Pacific	25,930 b	220,146
Packaging Corp. of America	19,820	426,328
Reliance Steel & Aluminum	7,660	590,509
Temple-Inland	38,920 b	438,628
		2,214,969
Telecommunication Services--1.0%		
Cincinnati Bell	189,850 a,b	**755,603**
Utilities--5.9%		
AGL Resources	22,630	782,545
Atmos Energy	28,380	782,436
Black Hills	15,730 b	504,304
Hawaiian Electric Industries	20,330 b	502,761
IDACORP	16,500 b	476,685
Portland General Electric	16,250	365,950
UGI	29,930	859,290
		4,273,971
Total Common Stocks		
(cost $76,504,812)		**71,445,879**

Other Investment--5.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,773,000)	3,773,000 c	**3,773,000**

Investment of Cash Collateral for
Securities Loaned--34.2%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $25,000,376)	25,000,376 c	**25,000,376**

Total Investments (cost $105,278,188)	**137.3%**	**100,219,255**
Liabilities, Less Cash and Receivables	**(37.3%)**	**(27,245,351)**
Net Assets	**100.0%**	**72,973,904**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $23,459,485 and the total market value of the collateral held by the fund is $25,000,376.

c   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $105,278,188.
Net unrealized depreciation on investments was $5,058,933 of which $3,871,511 related to appreciated investment securities and $8,930,444 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.